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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                          Three year period ending 2004

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

     1.     Name and business address of person filing statement.

                 See attached Exhibit A.

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.


                 None.


     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                 Progress Energy, Inc. and its subsidiaries.


     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in such position or relationship.

                 See attached Exhibit B.

     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

                 See attached Exhibit C.

        (b) Basis for compensation if other than salary.

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         Salary (including incentive compensation, if any) from Progress Energy
         Service Company, LLC.

     6. (To be answered in supplementary statement only. See instructions). Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

         (a) Total amount of routine expenses charged to client:

               Not applicable.


         (b) Itemized list of all other expenses.

               None.

   Date: July 24, 2002

     Progress Energy, Inc.

     By:
          /s/ Kendal C. Bowman
          Kendal C. Bowman

          /s/ Steven Carr
          Steven Carr

          /s/ Caroline Choi
          Caroline Choi

          /s/ William D. Johnson
          William D. Johnson

          /s/ John McArthur
          John McArthur

          /s/ David Roberts
          David Roberts

          /s/ Frank A. Schiller
          Frank A. Schiller

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EXHIBIT A

Names, positions, corporate affiliations and business addresses of individuals who may act during 2002, 2003, and 2004 in matters included within the exemption provided by paragraph (b) of Rule 71:

Progress Energy, Inc.


William D. Johnson

The business address of whom is:
c/o Progress Energy Service Company, LLC
Corporate Relations and General Counsel, PEB 1240
410 S. Wilmington Street
P.O. Box 1551
Raleigh, North Carolina 27601



Caroline Choi
John McArthur
David Roberts

The business address of each of whom is:
c/o Progress Energy Service Company, LLC
Public Affairs, PEB 1505
410 S. Wilmington Street
P.O. Box 1551
Raleigh, North Carolina 27601



Kendal C. Bowman
Steven Carr
Frank A. Schiller

The business address of each of whom is
c/o Progress Energy Service Company, LLC
Legal Department, PEB 17B2
410 S. Wilmington Street
P.O. Box 1551
Raleigh, North Carolina 27601

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EXHIBIT B

Employer - Progress Energy Service Company, LLC

Name                                Position

Kendal C. Bowman                    Associate General Counsel, Legal Department
                                    of Progress Energy Service Company, LLC.
                                    Duties include representing Progress Energy,
                                    Inc. affiliates before the Federal Energy
                                    Regulatory Commission ("FERC") on
                                    applications filed with FERC, reviewing
                                    proposed rulemakings by FERC and
                                    communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before FERC and the U.S. Congress.

Steven Carr                         Associate General Counsel, Legal Department
                                    of Progress Energy Service Company, LLC.
                                    Duties include advocating on behalf of
                                    Progress Energy, Inc. and its subsidiaries before the Securities and Exchange
                                    Commission ("SEC") on applications filed pursuant to the Public Utilities Holding
                                    Company Act of 1935 ("PUHCA") and
                                    communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before the SEC and U.S. Congress with respect to PUHCA.

Caroline Choi                       Manager, Federal Regulatory Affairs of
                                    Progress Energy Service Company, LLC. Duties include lobbying members of the U.S.
                                    Congress on issues pertinent to the electric and gas industries, reviewing proposed federal legislation to determine impact on energy industries and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before the U.S. Congress.

William D. Johnson                  Executive Vice President and General Counsel
                                    of Progress Energy Service Company, LLC.
                                    Duties include representing Progress Energy,
                                    Inc. and its affiliates before FERC on
                                    applications filed with FERC, reviewing
                                    proposed rulemakings by FERC and
                                    communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before FERC and the U.S. Congress.
                                    Duties also include representing Progress
                                    Energy and its subsidiaries before the SEC on applications filed pursuant to PUHCA and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before the SEC and U.S. Congress with respect to PUHCA.

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John McArthur                       Vice President, Public Affairs of Progress
                                    Energy Service Company, LLC. Duties include lobbying members of the U.S. Congress on issues pertinent to the electric and gas industries, reviewing proposed federal legislation to determine impact on energy industries and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before the U.S. Congress.

David Roberts                       Director, Federal Public Affairs of Progress
                                    Energy Service Company, LLC. Duties include lobbying members of the U.S. Congress on issues pertinent to the electric and gas industries, reviewing proposed federal legislation to determine impact on energy industries and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before the U.S.
                                    Congress.

Frank A. Schiller                   Vice President, Legal Department of Progress
                                    Energy Service Company, LLC. Duties include representing Progress Energy, Inc. and its affiliates before FERC on applications filed with FERC, reviewing proposed rulemakings by FERC and communicating regularly with officers and employees of Progress Energy, Inc. and its subsidiaries to keep them apprised of issues pending before FERC and the U.S. Congress.

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EXHIBIT C

                           Salary or                          Company from
Name of Recipient          Other Compensation                 Whom Received
---------------------------------------------------------------------------
Kendal C. Bowman           Compensation of named           Progress Energy Service Company, LLC
Steven Carr                individuals will be filed by    in each instance
Caroline Choi              Amendment on Form SE
William D. Johnson         confidentially pursuant to
John McArthur              17 CFR (S) 250.104 under
David Roberts              the Public Utility Holding
Frank A. Schiller          Company Act of 1935.

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